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                             December 13, 2023

       Edward Schlesinger
       Chief Financial Officer
       Corning Incorporated
       One Riverfront Plaza
       Corning, NY 14831

                                                        Re: Corning
Incorporated
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-Q for the
Period Ended September 30, 2023
                                                            File No. 001-03247

       Dear Edward Schlesinger:

              We have reviewed your December 1, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

       Form 10-Q for the Period Ended September 30, 2023

       Goodwill, page 27

   1. We note your response and your conclusion that at September 30, 2023, after evaluating expectations for the
long-term growth of the business, forecasted future cash flows and those set forth in ASC
350-20-35-3C, as well as your actual results and outlook, that it was not more likely
than not that the fair values of your goodwill were less than their respective carrying
values and, therefore, you did not have any impairment. Given the deterioration in your
operating results (i.e., decreases in net sales and net income) and cash flows from
operations, please refer to Item 303(b)(3) of Regulation S-K and expand your disclosures in
future filings to address the following:
                                                            describe the
potential events and/or changes in circumstances that could result in additional
impairment charges; and
                                                            disclose the
percentage by which your estimated fair value exceeds your carrying
 Edward Schlesinger
Corning Incorporated
December 13, 2023
Page 2
              value as of the date of your most recent impairment test.

       Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameEdward Schlesinger                           Sincerely,
Comapany NameCorning Incorporated
                                                               Division of
Corporation Finance
December 13, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName